Exhibit 99.2

SOLARBANK CORPORATION

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, JULY 23, 2025

You are receiving this notification because SolarBank Corporation (the “Corporation”) has opted to use the “notice and access” model for the delivery of its management information circular (the “Information Circular”) to the holders (the “Shareholders”) of common shares in the capital of the Corporation in respect of its special meeting of Shareholders to be held on Wednesday, July 23, 2025 (the “Meeting”).

Under “notice and access” instead of receiving paper copies of the Information Circular, Shareholders are receiving this notice with information on how to access the Information Circular electronically. Shareholders will also be receiving a proxy or voting instruction form, as applicable, together with this notification to use to vote at the Meeting.

The use of this alternative means of delivery is more environmentally friendly and more economical. It reduces the Corporation’s paper use and it also reduces the Corporation’s printing and mailing costs.

MEETING DATE AND LOCATION

WHEN:	Wednesday, July 23, 2025 10:00 A.M Eastern Time	WHERE:	505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8, Canada

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AT THE MEETING:

●	NAME CHANGE: to consider and, if thought advisable, to pass, with or without amendment, a special resolution, the full text of which is set forth in the Information Circular, approving an amendment to the articles of the Company to change its name to “PowerBank Corporation”, as described further under “Particulars of Matters to be Acted Upon – Name Change” in the Information Circular.

●	OTHER BUSINESS: to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

SOLARBANK CORPORATION

WEBSITES WHERE THE INFORMATION CIRCULAR IS POSTED:

The Information Circular can be viewed online under the Corporations profile at www.sedarplus.ca or on the Corporation’s website at www.solarbankcorp.com

The Financial Statement Request Card will be mailed to Shareholders together with the proxy or voting instruction form, as applicable, and this notification to use to vote at the Meeting.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular and other meeting materials, including the audited consolidated financial statements of the Corporation for the year ended January 31, 2023 and the report of the auditors thereon and related Management’s Discussion and Analysis, by first class mail, courier or the equivalent at no cost to the shareholder. Requests must be made by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888. Requests may be made up to one year from the date the Information Circular was filed on SEDAR.

For Shareholders who wish to receive paper copies of the Information Circular in advance of the voting deadline, requests must be received no later than July 14, 2025. The Information Circular will be sent to such Shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within ten days of their request.

Requests must be made by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888.

VOTING

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the method set out in the enclosed voting instruction form or proxy.

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on the proxy, which is by TIME Pacific Time on Monday, July 21, 2025:

ONLINE:	Go to www.eproxy.ca and follow the instructions.
EMAIL:	Send to proxy@endeavortrust.com
FACSIMILE:	Fax to Endeavor Trust Corporation. at 604-559-8908.
MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to:
Endeavor Trust Corporation
Suite 702, 777 Hornby Street,
Vancouver, BC V6Z 1S4

Beneficial Holders are asked to return their voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET:	Go to proxyvote.com and follow the instructions.
MAIL:	Complete the voting instruction form, sign it and mail it in the envelope provided.

Shareholders with questions about notice and access can call toll free at 1-888-787-0888.

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